February 6, 2014

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Jeffrey Riedler
Mr. Austin Stephenson

Re:	Flexion Therapeutics, Inc.
Registration Statement on Form S-1 (File No. 333-193233)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Act”), BMO Capital Markets Corp. and Wells Fargo Securities, LLC, as representatives of the several underwriters, hereby join Flexion Therapeutics, Inc. in requesting that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:30 PM, Eastern Time, on February 10, 2014, or as soon thereafter as possible.

Pursuant to Rule 460 under the Act, please be advised that through the date hereof, the undersigned effected the distribution of approximately 3,319 copies of the Preliminary Prospectus dated January 28, 2014 (the “Preliminary Prospectus”) to prospective underwriters, institutional investors, dealers, and others.

This is to further advise you that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced Preliminary Prospectus.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

BMO Capital Markets Corp.
Wells Fargo Securities, LLC

By: BMO Capital Markets Corp.

By:	/s/ Lori Begley
Name: Lori Begley
Title: Managing Director

By: Wells Fargo Securities, LLC

By:	/s/ David Herman
Name: David Herman
Title: Director

[Signature Page to Underwriters’ Acceleration Request]